November 16, 2010
VIA EDGAR AND HAND DELIVERY
Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Covanta Holding Corporation Schedule TO-I Filed November 9, 2010 File No. 005-02837
Dear Mr. Hindin:
     On behalf of Covanta Holding Corporation (the “Company”) this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), dated November 15, 2010, setting forth comments to the Schedule TO-I filed November 9, 2010 (the “Schedule TO”) and the related Offer to Purchase dated November 9, 2010 (the “Offer to Purchase”), each of which was filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on November 9, 2010. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. Any terms not defined herein shall have the meanings set forth in the Offer to Purchase.
Schedule TO
1.	Please explain the basis upon which you have concluded that the tender offer will not have a going private effect. Please see Exchange Act Rule 13e-3(a)(3)(ii).

The Company’s Debentures are not subject to Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are not a class of equity securities listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association. Accordingly, the Offer does not have a reasonable likelihood or a purpose of producing, either directly or indirectly, (i) any class of equity securities of the Company, which is subject to Section

12(g) or Section 15(d) of the Exchange Act, to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or (ii) the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6, or suspension under Rule 12h-3 or Section 15(d).

2.	Item 10 of the Schedule TO indicates that the Company has incorporated by reference the financial information required by Item 1010(a)(l) and (2) of Regulation M-A. Item 10 also provides the information required by Item 1010(a)(3) and (a)(4), but such information does not appear to have been provided in the Offer to Purchase disseminated to security holders as required by Exchange Act Rule 13e-4(e)(1). Please provide in the Offer to Purchase the information required by Item 1010(c)(1) through (5) of Regulation M-A and, if material, the pro forma information required by (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

The Company incorporated by reference the financial information required by Item 1010(a)(1) and (2) of Regulation M-A and also provided the information required by Item 1010(a)(3) and (a)(4) in the Schedule TO filed with the Commission. The Company does not believe that the financial information is material in the context of the Offer, which is an all cash tender offer for convertible debentures which are not currently convertible. The Company also notes that it will comply with the “safe harbor” of Instruction 2 to Item 10 of Schedule TO. Earlier today, the Company entered into an underwriting agreement for the sale of $400 million of its 7.250% notes which will close five business days prior to the Expiration Date. Instruction 2 to Item 10 of Schedule TO states that financial information is not material and need not be provided, if (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class. Accordingly, the Company believes that it will comply with the safe harbor discussed above prior to the Expiration Date and that additional financial information is not material to the Offer. The Company, however, acknowledges the Commission’s request for additional information, and has therefore provided the information identified in Item 1010(c)(1) through (5) of Regulation M-A in Amendment No. 1 to the Schedule TO.
Offer to Purchase
3.	We note that the offer is subject to a financing condition. Generally, when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3) and (d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Company will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

The Company confirms that it will disseminate the disclosure of any change in its ability to obtain financing in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, the Company confirms that five business days will remain under the Offer following disclosure of any such change or that the offer will be extended so that at least five business days remain in the Offer.
Conditions to the Tender Offer, page 13
4.	We note in the second sentence of the last paragraph on page 14 the disclosure relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on both points in your response letter.

The Company confirms its understanding that when a condition is triggered and the Company decides to proceed with the Offer anyway, that this decision is tantamount to a waiver of the triggered condition(s) and that depending on the materiality of the waived condition(s) and the number of days remaining in the Offer, the Company may be required to extend the Offer and recirculate new disclosure to security holders. In addition, the Company confirms its understanding that when an Offer condition is triggered by events that occur during the Offer period and before the Expiration Date, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.
Incorporation of Documents by Reference, page 21
5.	We refer you to the first paragraph of this section. Schedule TO does not permit the Company to “forward incorporate” by reference to additional documents it may file between the date of filing of the Schedule TO and the expiration date of its offer. Rather, it is under an obligation to amend the Schedule TO whenever the information disclosed materially changes. See Rule 13e-4(e)(3). Please revise the language to eliminate any implication to the contrary.

The Company confirms that it will undertake the obligation to amend the Schedule TO whenever the information disclosed materially changes and that it is not permitted to “forward incorporate” by reference to additional documents it may file between the date of filing of the Schedule TO and the Expiration Date.

6.	We note the disclosure in the second sentence of the second paragraph. If this language is intended to apply to holders of the Debentures located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8) or revise the disclosure consistent with Rule 13e-4(f)(8).

The Company acknowledges that the Offer must be open to all target security holders, including foreign persons. However, the Company does not believe there are any security holders of the Debentures located outside the United States and therefore, the Company believes it is in compliance with, and the Company will comply with, the all-holders provision in Rule 13e-4(f)(8).
* * *
     As requested by the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning the foregoing, or if you require any additional information, please do not hesitate to contact Robert B. Williams at 212-530-5516.
Sincerely,
/s/ Timothy J. Simpson
Timothy J. Simpson

cc:	Robert B. Williams, Esq. David S. Stone, Esq.